UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rideshare Rental, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value per share

(Title of Class of Securities)

985294107

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

With a copy to:

Peter H. Lieberman, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 3100
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 985294107	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,230,512
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,230,512
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,512[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		10.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Does not include (i) 6,000,000 shares of common stock of the Company to be acquired by Acuitas Group Holdings, LLC (“Acuitas”) pursuant to the Purchase and Sale Agreement, dated as of February 3, 2021 (the “Purchase Agreement”), by and among Acuitas and Crede Capital Group, LLC, a Delaware limited liability company, on the one hand, and X, LLC, a Delaware limited liability company (“XLLC”), on the other hand, and solely for purposes of Section 5.01 thereof, Ramy El-Batrawi, an individual, as described in more detail in Item 4 below, and (ii) 825,000 shares of common stock of the Company to be acquired by Acuitas pursuant to the Settlement Agreement and Mutual Release, dated as of October 28, 2019 (the “Settlement Agreement”), by and among the Reporting Persons, Ramy El-Batrawi and XLLC, as described in more detail in Item 6 below.

[2]	Based on 31,981,374 shares of common stock of the Company issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2020 filed by the Company with the SEC on November 12, 2020.

SCHEDULE 13D

CUSIP No. 985294107	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,230,512
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,230,512
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,512[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%[4]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[3]	Does not include (i) 6,000,000 shares of common stock of the Company to be acquired by Acuitas pursuant to the Purchase Agreement, as described in more detail in Item 4 below, and (ii) 825,000 shares of common stock of the Company to be acquired by Acuitas pursuant to the Settlement Agreement, as described in more detail in Item 6 below.

[4]	Based on 31,981,374 shares of common stock of the Company issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2020 filed by the Company with the SEC on November 12, 2020.

CUSIP No. 985294107	Page 4 of 9 Pages

SCHEDULE 13D

INTRODUCTION

This Schedule 13D (this “Statement”) supersedes the Schedule 13G previously filed with the Securities and Exchange Commission (the “SEC”) by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), on June 17, 2020 with respect to the information contained therein pertaining to the Reporting Persons (as defined below). This Statement is being filed because the Reporting Persons have entered into the Purchase Agreement (as defined below) with respect to the transactions contemplated thereby, as described in more detail in Item 4 of this Statement.

item 1.	security and issuer

This Statement relates to the shares of common stock, $0.000001 par value per share (the “Shares”), of Rideshare Rental, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 433 N. Camden Drive, Suite 600, Beverly Hills, California 90210.

Item 2.	identity and background

(a)          This Statement is being jointly filed by Acuitas and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”).

(b)          The business address of each of the Reporting Persons is 120 Colorado Avenue, #230, Santa Monica, California 90404.

(c)          Acuitas is a private investment vehicle beneficially owned and controlled by Mr. Peizer. Mr. Peizer is the Chairman of Acuitas. In such capacity, Mr. Peizer exercises voting and investment power over the Shares held for the accounts of Acuitas.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Acuitas is California limited liability company and Mr. Peizer is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

Immediately prior to the consummation of the Company’s initial public offering (the “IPO”), the Reporting Persons beneficially owned 1,154,512 Shares. The Reporting Persons purchased additional 125,000 Shares in the IPO, for an aggregate purchase price of $500,000. Following the IPO, the Reporting Persons acquired beneficial ownership of additional 1,951,000 Shares in the aggregate, including 1,500,000 Shares purchased directly from the Company, for an aggregate purchase price of $225,000, and 451,000 Shares purchased at various times in open market purchases, at prices ranging from $0.20 to $0.35 per Share.

CUSIP No. 985294107	Page 5 of 9 Pages

The aggregate amount of funds used by the Reporting Persons in purchasing the securities beneficially owned by the Reporting Persons, as reported in Item 5 of this Statement (other than the Shares to be purchased by Acuitas pursuant to the Purchase Agreement and the Settlement Agreement (as defined below)), was approximately $1,074,025. Except as described in Items 4 and 6 of this Statement with respect to the Shares to be purchased by Acuitas pursuant to the Purchase Agreement and the Settlement Agreement, the sources of funds used by the Reporting Persons to purchase the securities of the Company beneficially owned by the Reporting Persons, as reported in Item 5 of this Statement, were cash on hand and personal capital of the Reporting Persons.

The information set forth in Items 4 and 6 of this Statement is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

On February 3, 2021, Acuitas entered into that certain Purchase and Sale Agreement, dated as of February 3, 2021 (the “Purchase Agreement”), by and among Acuitas and Crede Capital Group, LLC, a Delaware limited liability company (“Crede”), on the one hand, and X, LLC, a Delaware limited liability company (“XLLC”), on the other hand, and solely for purposes of Section 5.01 thereof, Ramy El-Batrawi, an individual. A copy of the Purchase Agreement is attached hereto as Exhibit 99.2.

Pursuant to the Purchase Agreement, Acuitas has agreed to purchase from XLLC (i) 6,000,000 Shares and (ii) 238 units of PDQ Pickup, LLC, a Delaware limited liability company (“PDQ Pickup”), representing 20% of the outstanding membership interests of PDQ Pickup, in exchange for consideration consisting of (A) all of the limited liability company membership interests of Crede and (B) a loan in the principal amount of $2,000,000 to be extended by Acuitas to XLLC pursuant to a promissory note in the form attached as an exhibit to the Purchase Agreement (collectively, the “Transactions”), all upon the terms and subject to the conditions set forth in the Purchase Agreement. The loan extended by Acuitas to XLLC pursuant to the Purchase Agreement will have a maturity of 18 months. However, if the volume weighted average price per share of the Shares (measured cumulatively over any consecutive thirty-day trading period during the term of the loan) equals or exceeds $10.00 per Share, Acuitas will forgive payment of the loan.

The parties’ obligations to consummate the Transactions are subject to certain customary conditions precedent, which include, among others, (i) the making of all required regulatory filings (including certain filings with the Federal Aviation Administration in connection with the change of ownership of Crede), (ii) the absence of any pending or threatened action that would prevent consummation of the Transactions, (iii) the receipt of certain third-party consents, (iv) the absence of any events or circumstances that would be adverse and material to the Company and (v) the receipt of certain approvals and waivers with respect to the transfer of the PDQ Pickup units.

CUSIP No. 985294107	Page 6 of 9 Pages

Pursuant to the Purchase Agreement, at the closing of the Transactions (the “Closing”), Ramy El-Batrawi will resign as the Chief Executive Officer and a director of the Company, and the Board of Directors of the Company (the “Board”) will elect Steven Sanchez as the interim Chief Executive Officer of the Company (effective upon the resignation of Mr. El-Batrawi). In addition, the size of the Board will be expanded to consist of seven members, effective as of the Closing. At the Closing, Mr. Peizer will be appointed to the Board as its Executive Chairman, and the expanded seven-member Board will include, in addition to Mr. Peizer, three new members proposed by Mr. Peizer and agreed and approved by both Mr. Peizer and the directors serving on the Board immediately prior to the Closing.

After the Closing, Mr. Peizer, in his role as Executive Chairman of the Company, will use reasonable efforts to work with the Company to cause the uplisting of the Shares to Nasdaq or the New York Stock Exchange and to raise at least $10,000,000 in gross proceeds from an equity financing, in each case, within six months of the date of the Purchase Agreement.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the complete copy of the Purchase Agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

The Reporting Persons initially acquired the securities of the Company described in this Statement for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Shares, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Shares or other securities of the Company (including any combination or derivative thereof) in the open market, in privately negotiated transactions or otherwise, dispose or cause affiliates to dispose of all or any portion of the Shares or other securities of the Company, or continue to hold, or cause affiliates to hold, Shares or other securities of the Company (or any combination or derivative thereof). In addition, in his role as Executive Chairman, Mr. Peizer will continue to evaluate, on behalf of the Company, the Company’s business plan and strategy and may propose possible business transactions or other initiatives designed to improve the Company’s operations, financial performance, market position and the like.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Items 2, 3 and 4 and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

CUSIP No. 985294107	Page 7 of 9 Pages

(a)           Each of the Reporting Persons may be deemed to have beneficial ownership of 3,230,512 Shares, which Shares are held directly by Acuitas and represent approximately 10.1% of the Shares, based on 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2020 filed by the Company with the SEC on November 12, 2020 (the “Form 10-Q”). In addition, if the transactions under the Purchase Agreement and the Settlement Agreement are consummated as described in Items 4 and 6 of this Statement, Acuitas will acquire beneficial ownership of additional 6,825,000 Shares and, immediately following the consummation of such transactions, the Reporting Persons will beneficially own a total of 10,055,512 Shares, which will represent approximately 31.4% of the Shares, based on 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q.

(b)           Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 3,230,512 Shares, which Shares are held directly by Acuitas and represent approximately 10.1% of the Shares, based on 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q. In addition, if the transactions under the Purchase Agreement and the Settlement Agreement are consummated as described in Items 4 and 6 of this Statement, Acuitas will acquire beneficial ownership of additional 6,825,000 Shares and, immediately following the consummation of such transactions, the Reporting Persons will share the power to vote or direct the vote and dispose or direct the disposition of a total of 10,055,512 Shares, which will represent approximately 31.4% of the Shares, based on 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q.

(c)           Except as described in Item 4 of this Statement, the Reporting Persons had no transactions in the Shares during the sixty (60) days preceding the date of filing of this Statement.

(d)          No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

(e)           Not Applicable.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, on February 3, 2021, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, with respect to the securities of the Company.

The Reporting Persons have entered into that certain Settlement Agreement and Release, dated as of October 28, 2019 (the “Settlement Agreement”), by and among the Reporting Persons, on the one hand, and XLLC and Ramy El-Batrawi, on the other hand. Pursuant to the Settlement Agreement, XLLC has agreed to transfer to Acuitas, or cause the Company to issue to Acuitas, 825,000 Shares in full and final settlement of a certain dispute between Acuitas, on the one hand, and the Company and XLLC, on the other hand, relating to Acuitas’ investment in the Company. The Board of Directors of the Company has approved the issuance of the Shares to Acuitas pursuant to the Settlement Agreement and authorized the Company to issue such Shares to Acuitas immediately following the Closing under the Purchase Agreement. A copy of the Settlement Agreement is attached hereto as Exhibit 99.3.

CUSIP No. 985294107	Page 8 of 9 Pages

The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the complete copy of the Settlement Agreement attached hereto as Exhibit 99.3 and incorporated herein by reference.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.            Description

99.1	Joint Filing Agreement, dated as of February 3, 2021, by and among the Reporting Persons.

99.2	Purchase and Sale Agreement, dated as of February 3, 2021, by and among Acuitas Group Holdings, LLC, a California limited liability company, and Crede Capital Group, LLC, a Delaware limited liability company, on the one hand, and X, LLC, a Delaware limited liability company, on the other hand, and solely for purposes of Section 5.01 thereof, Ramy El-Batrawi, an individual.

99.3	Settlement Agreement and Mutual Release, dated as of October 28, 2019, by and among the Reporting Persons, Ramy El-Batrawi and X, LLC, a Delaware limited liability company.

CUSIP No. 985294107	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

ACUITAS GROUP HOLDINGS, LLC

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer